UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31082 / June 16, 2014

In the Matter of	)
	)
	)
CREDIT SUISSE ASSET MANAGEMENT, LLC	)
CREDIT SUISSE ASSET MANAGEMENT LIMITED	)
CREDIT SUISSE HEDGING-GRIFFO SERVICOS	)
INTERNACIONAIS S.A.	)
CREDIT SUISSE AG	)
CREDIT SUISSE GROUP AG	)
	)
c/o Credit Suisse Asset Management, LLC	)
One Madison Avenue	)
New York, NY 10010	)
	)
CREDIT SUISSE SECURITIES (USA) LLC	)
	)
Eleven Madison Avenue	)
New York, NY 10010	)
	)
(812-14313)	)
	)

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

Credit Suisse Asset Management, LLC, Credit Suisse Asset Management Limited, Credit
Suisse Hedging-Griffo Servicos Internacionais S.A., Credit Suisse Securities (USA) LLC,
Credit Suisse AG ("CSAG") (collectively, "Applicants"), and Credit Suisse Group AG (solely
with respect to a condition as noted in the application), filed an application on May 19, 2014,
with a filing date of May 20, 2014, requesting temporary and permanent orders under section
9(c) of the Investment Company Act of 1940 ("Act") exempting Applicants and any other
company of which CSAG is or hereafter becomes an affiliated person (together with
Applicants, "Covered Persons") from section 9(a) of the Act with respect to a guilty plea
entered on May 19, 2014, by CSAG in the United States District Court for the Eastern District
of Virginia.

On May 19, 2014, the Commission simultaneously issued a notice of the filing of the application and a temporary conditional order exempting the Covered Persons from section 9(a) of the Act (Investment Company Act Release No. 31051) until the Commission takes final action on the application for a permanent order. The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the conduct of Applicants has been such as not to make it against the public interest or protection of investors to grant the permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations and conditions contained in the application filed by Credit Suisse Asset Management, LLC, et al. (File No. 812-14313) that Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of a guilty plea, described in the application, entered by CSAG in the United States District Court for the Eastern District of Virginia on May 19, 2014.

By the Commission.

Kevin M. O'Neill
Deputy Secretary